Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at October 31, 2020:

As at October 31, 2020
(in millions of Canadian dollars)
Subordinated Debentures	7,405
Equity
Common Equity
Common Shares	18,239
Retained Earnings	46,345
Accumulated Other Comprehensive Income	(2,125)
Other Reserves	360

Total Common Equity	62,819
Preferred Shares and Other Equity Instruments	5,308

Total Equity Attributable to Equity Holders of the Bank	68,127
Non-controlling Interests
Non-controlling Interests in Subsidiaries	2,376

Total Equity	70,503

Total Capitalization	77,908

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for each of the years in the five year period ended October 31, 2020.

	October 31,
	2020	2019	2018	2017	2016

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	5.91	6.61	8.15	9.60	8.18
Including interest on deposits	1.66	1.67	1.88	2.09	2.12
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	5.16	5.88	7.02	8.42	7.22
Including interest on deposits	1.63	1.65	1.84	2.06	2.07

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.